

Invest in Grotto

Be part of bringing Marin's bathhouse. Whether you want to contribute, invest, or join as a Founding Partner, there's a way to get involved

Explore Ways To Join

Watch the Story Behind Grotto



Grotto: A Communal Bathhouse In Marin County

Community Investor Highlights

- Investments start at just $1,000
- Receive 1.5x return on investment through WeFunder
- Fully refundable if we don't reach our fundraising goal
- Perks: Member recognition, early access, bathhouse passes, & invites to special events
- More Exclusive Perks & Structures For Founding Partners

EXPLORE PERKS HERE











Supporter

$25-$1,000

Contribute For Perks & Early Access

Community Investor

Our Preffered Method

$1,000-$20,000+

Invest on WeFunder & Share in Future Revenue

Founding Partner

$25,000+

Join Our Private Founding Circle with exclusive structures, perks & returns

Note: Accredited Investors only

Frequently asked questions

About Grotto | Investor & Raise | Private Investor & Founding Members

What is Grotto Fairfax?

A communal bathhouse and wellness space coming to downtown Fairfax combining soaking pools, saunas, and social gathering areas!

When will Grotto open?

What will the facilities offer?

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Accessibility Statement

Operating Hours
Bathhouse
Opening Late 2026

Book Cold Plunge Experience NOW!

Contact
89 Broadway
Fairfax, CA 94930
415.662.3844
bathe@grottofairfax.com